SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 1, 2005 filed by the Company with the Comisión Nacional de Valores.

By letter dated December 1, 2005, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

FIVE: TREATMENT AND ALLOCATION OF NET INCOME FOR THE YEAR ENDED JUNE 30, 2005, WHICH AMOUNTED TO $ 103,245,000.

The meeting approved by a 99.96% majority the set-off of cumulative losses against the total net income for the fiscal year and the balance against the issue premium account.

SIX: APPROVAL OF FEES PAYABLE TO THE BOARD OF DIRECTORS IN THE AMOUNT OF $7,400,000 (ALLOCATED AMOUNT) FOR THE FISCAL YEAR ENDED JUNE 30, 2005, WHICH REFLECTED A COMPUTABLE DEFICIT UNDER THE TERMS OF THE RULES OF THE ARGENTINE SECURITIES COMMISSION.

The meeting approved by a 99.96% majority the fees payable to the Board of Directors in the amount of $7,400,000 plus VAT, as consideration for the performance of special technical duties during the fiscal year ended June 30, 2005.

SEVEN: APPROVAL OF FEES PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2005.

The meeting resolved by a 99.96% majority to pay no fees to the Supervisory Committee.

EIGHT: DETERMINATION OF THE NUMBER AND ELECTION OF REGULAR AND ALTERNATE DIRECTORS, AS APPLICABLE.

The meeting resolved by a 99.96% majority to fix at 12 the number of regular directors, and to appoint Fernando Adrián ELSZTAIN, who qualifies as non-independent under the terms of CNV Resolution 400 and the applicable regulations of the United States market; and Carlos Ricardo ESTEVES, who qualifies as independent under the terms of CNV Resolution 400; and to appoint Salvador Darío BERGEL and Juan Carlos QUINTANA TERAN, who qualify as non-independent in accordance with the above mentioned provisions.

NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE

The meeting resolved by a 99.96% majority to elect Roberto Daniel MURMIS, José Daniel ABELOVICH and Marcelo FUXMAN, to act as regular syndics; and María Marta ANZIZAR, Sergio KOLACKZYK and Silvia Cecilia De FEO as alternate syndics, who qualify as independent under CNV General Resolution No. 400.

TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR AND DETERMINATION OF RELATED FEES.

The meeting approved by a 99.96% majority to appoint the auditing firms PRICEWATERHOUSE & CO. member of the firm PriceWaterhouseCoopers and ABELOVICH, POLANO & Asociados as certifying accountants of the financial statements for the current 2005/2006 fiscal year, and to establish their fees at $1,057,400 and $475,630 respectively.

ELEVEN: APPROVAL OF SPECIAL MERGER BALANCE SHEETS OF IRSA AND BUENOS AIRES TRADE & FINANCE CENTER SA, BOTH MADE AS OF JUNE 30, 2005, AND SUPERVISORY COMMITTEE´S AND AUDITOR’S REPORTS. APPROVAL OF PRELIMINARY PLAN OF MERGER. APPROVAL OF ACTION

TAKEN BY THE BOARD OF DIRECTORS. APPOINTMENT OF REPRESENTATIVES OR AGENTS OF IRSA WHO SHALL EXECUTE AND DELIVER, IN ACCORDANCE WITH THE RESOLUTIONS ADOPTED, THE RELEVANT FINAL MERGER AGREEMENT.

The meeting approved by a 99.96% majority the corporate reorganization, the action taken by the Board of Directors and the accounting documents submitted for review.

TWELVE: REASONS FOR CALLING THE MEETING BEYOND THE STATED TERM.

The meeting approved by a 99.96% majority the reasons why the meeting was called beyond the statutory term.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: December 1, 2005